Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated April 29, 2003 (except for the 1st paragraph of Note 10 and the 3rd paragraph of Note 15, as to which the date is May 12, 2003, the first paragraph of Note 1, as to which the date is September 4, 2003 and the 7th paragraph of Note 11, as to which the date is August 23, 2004), with respect to the consolidated financial statements of dELiA*s, Corp. included in the Registration Statement (Form S-1 No. 333-128153) and related Prospectus of dELiA*s, Inc. for the registration of shares of its common stock and preferred stock purchase rights.

/s/ Ernst & Young LLP

New York, New York

October 24, 2005